Prospectus Supplement No. 1 to Prospectus Dated November 17, 2006
Filed pursuant to Rule 424(b)(3) and (b)(7).
A filing fee of $334, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from the registration statement (SEC No. 333-138825)
by means of this prospectus supplement no. 1
American Financial Realty Trust
266,491 Common Shares

     This prospectus supplement no. 1 to the prospectus dated November 17, 2006 relates to the resale of 266,491 common shares of beneficial interest of American Financial Realty Trust, which shares may be currently owned or may be acquired by converting units of limited partnership interest in our operating partnership, First States Group, L.P., into common shares by the selling shareholders named in this prospectus supplement no. 1, and any of their pledgees, donees, transferees or other successors in interest.
     You should read this prospectus supplement no. 1 in conjunction with the prospectus dated November 17, 2006, which should be delivered to you in conjunction with this prospectus supplement no. 1. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto. This prospectus supplement no. 1 is qualified by the reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus.
     Investing in the common shares involves risk. See the discussion entitled “Risk Factors” beginning on page 3 of the prospectus dated November 17, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement no. 1 or the prospectus dated November 17, 2006. Any representation to the contrary is a criminal offense.

     The prospectus dated November 17, 2006 is hereby amended and supplemented by inserting information as to certain selling shareholders identified in the table below. The following updated information is based upon information provided to us by the selling shareholders and is accurate to the best of our knowledge as of December 5, 2006. Information about the selling shareholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which the prospectus and prospectus supplement no. 1 are a part, if and when necessary.
     Except as forth below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
Selling Shareholders

				Percentage of All
	Number of			Common Shares	Beneficial Ownership
	Shares		Shares	Beneficially	After Resale of Shares
	Beneficially		Being	Owned Before	Number of
Selling Shareholder(1)	Owned		Registered	Resale	Shares(2)	Percentage
Holders of Units of our Operating Partnership
Arlington Cemetery Group	8,142		8,142	*	—	*
Ballet Theatre Foundation	30,798	(3)	27,398	*	3,400	*
Charles Kahn, Jr.	245,421	(4)	8,684	*	236,737	*
Colonial Williamsburg Foundation	1,713		1,713	*	—	*
Drexel University	857		857	*	—	*
Estate of Henry Faulkner, III	20,082		20,082	*	—	*
Fund for Sarah Lawrence	2,141		2,141	*	—	*
Gateway School	2,141		2,141	*	—	*
Hall Farm	857		857	*	—	*
Hearts of Gold	857		857	*	—	*
Hewitt School	857		857	*	—	*
Hidden Glen Trust	19,811		19,811	*	—	*
Jeffrey Perelman	99,319	(5)	5,428	*	93,891	*
L.D.D. Investment Company	76,785	(6)	6,785	*	70,000	*
Meadow Court Trust	37,086	(7)	21,982	*	15,104	*
Nicholas S. Schorsch	2,457,525	(8)	98,712	1.9%	2,358,813	1.9%
Peter A. Schorsch	195,353	(9)	10,584	*	184,769	*
The American School in Switzerland	429		429	*	—	*

Holders of Common Shares
Allen Spivak	128,032		17,362	*	110,670	*
Irving G. Schorsch, III	76,352		11,669	*	64,683	*

*	Represents less than 1%

(1)	This table is based upon information that was provided to us by the selling shareholders named in this prospectus supplement prior to the filing of this prospectus supplement. As a result, the selling shareholders may have sold, transferred or otherwise disposed of all or a portion of their shares in transactions exempt from the registration requirements of the

Securities Act of 1933, as amended, or they may have acquired other shares, since the date on which they first provided information to us regarding their shares.

(2)	Assumes the sale by the selling shareholder of only those shares presented in the column “Shares Being Registered,” and no sale of such other securities that are beneficially owned by the selling shareholder as presented in the column entitled “Number of Shares Beneficially Owned.”

(3)	Consists of 3,400 common shares and 27,398 common shares issuable upon conversion of units of our operating partnership.

(4)	Consists of 15,000 common shares, 173,421 common shares issuable upon conversion of units of our operating partnership held by Mr. Kahn and 57,000 common shares issuable upon conversion of units of our operating partnership held by The Barbara R. and Charles Kahn, Jr. Foundation, Inc.

(5)	Consists of 93,891 common shares and 5,428 common shares issuable upon conversion of units of our operating partnership.

(6)	Consists of 76,785 common shares issuable upon conversion of units of our operating partnership.

(7)	Meadow Court Trust is controlled by Shelley D. Schorsch, our Senior Vice President of Corporate Affairs until her separation from the Company on June 30, 2005. Ms. Schorsch is the spouse of Mr. Nicholas S. Schorsch.

(8)	Mr. Nicholas S. Schorsch was our President, Chief Executive Officer and Vice Chairman of our board of trustees until his separation from the Company on August 16, 2006. Mr. Nicholas S. Schorsch’s shares consist of 72,846 common shares, 852,539 vested options to purchase common shares, units of our operating partnership convertible into 1,432,554 common shares, units of operating partnership convertible into 37,086 held by Meadow Court Trust, an entity controlled by Mr. Nicholas S. Schorsch’s spouse, Shelley D. Schorsch, and 62,500 vested options to purchase commons shares held by Ms. Schorsch.

(9)	Consists of 37,337 common shares and 158,016 common shares issuable upon conversion of units of our operating partnership.